Valeritas Holdings, Inc.

750 Route 202 South, Suite 600

Bridgewater, NJ 08807

November 14, 2018

VIA EDGAR

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Valeritas Holdings, Inc.
Registration Statement on Form S-1
File No. 333-226958

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on November 15, 2018, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Emilio Ragosa at (973) 307-3004.

Very truly yours,

Valeritas Holdings, Inc.

	By:	/s/ John Timberlake
Name: John Timberlake
Title: Chief Executive Officer

cc: DLA Piper LLP (US)